UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0211 Expires: July 31, 2020 Estimated average burden hours per response . . . 1.0
FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

FIRST EAGLE FUNDS

Exact Name of Registrant

SEC1846 (1-12)	Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The undersigned registered open-end investment company, on behalf of the funds listed on Schedule A attached hereto, hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the state of New York on the 3rd day of December, 2018.

		Signature	FIRST EAGLE FUNDS
(Name of Registrant)

		By	/s/ David O’Connor
(Name of director, trustee or officer signing on behalf of Registrant)

General Counsel
(Title)

Attest:	/s/ Sheelyn Michael
(Name)

Secretary and Deputy General Counsel
(Title)

SCHEDULE A

TO THE FORM N-18f-1 ELECTION OF

First Eagle Funds

First Eagle Global Fund

First Eagle Overseas Fund

First Eagle U.S. Value Fund

First Eagle Gold Fund

First Eagle Global Income Builder Fund

First Eagle High Yield Fund

First Eagle Fund of America